UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)


Arco Platform Ltd.
(Name of Issuer)


Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)


G04553106
(CUSIP Number)


December 31, 2022
(Date of Event Which Requires Filing of this Statement)


              Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)



CUSIP No.
G04553106



1. NAME OF REPORTING PERSONS


I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


	Wishbone Management, LP



2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


	(a)  [ ]
	(b)  [ ]



3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION


	Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5. SOLE VOTING POWER


	2,895,932


6. SHARED VOTING POWER


	0



7. SOLE DISPOSITIVE POWER


	2,895,932



8. SHARED DISPOSITIVE POWER


	0



9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


	2,895,932



10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)


	[ ]




11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)



	9.83%


12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


	IA, CO



CUSIP No.
G04553106



Item 1.(a). Name of Issuer:


	Arco Platform Ltd.



Item 1.(b). Address of issuer's principal executive offices:


	Rua Augusta 2840, 9th Floor, Suite 91
	Sao Paulo, Brazil 01412


Item 2.(a). Name of person filing:


	Wishbone Management, LP



Item 2.(b).Address or principal business office or, if none, residence:


	Wishbone Management, LP
	444 West Lake Street, 49th Floor
	Chicago, Illinois 60606



Item 2.(c). Citizenship:



	Delaware


Item 2.(d). Title of class of securities:


	Common Stock



Item 2.(e). CUSIP No.:


	G04553106


Item 3. If This Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a


(a) [_] Broker or dealer registered under section 15 of the Act
	(15 U.S.C. 78o).
(b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [_] Insurance company as defined in section 3(a)(19) of the Act
	(15 U.S.C.78c).
(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4. Ownership.


Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a) Amount beneficially owned:


	2,895,932


(b) Percent of class:

	9.83%


(c) Number of shares as to which the person has:


	(i) Sole power to vote or to direct the vote:

		2,895,932


	(ii) Shared power to vote or to direct the vote:

		0


	(iii) Sole power to dispose or to direct the disposition of:

		2,895,932


	(iv) Shared power to dispose or to direct the disposition of:

		0


Item 5. Ownership of Five Percent or Less of a Class.


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


N/A


Item 6. Ownership of More Than Five Percent on Behalf of Another Person.


If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


N/A



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


N/A



Item 8. Identification and Classification of Members of the Group.


If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A



Item 9. Notice of Dissolution of Group.


Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.



N/A



Item 10. Certification.



By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

(Date)


Wishbone Management, LP



By: /s/ John Harris

Name: John Harris

Title: Managing Member